EFT Holdings, Inc.

Suite 300

17800 Castleton Street

City of Industry, CA 91748

July 24, 2012

Jennifer Thompson

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	EFT Holdings, Inc.

Form 10-K for the year ended March 31, 2011

Filed August 23, 2011

File No. 000-53730

Dear Ms. Thompson,

On behalf of EFT Holdings, Inc. (“EFT” or the “Company”), I hereby submit the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) set forth in the Staff’s letter dated July 10, 2012 with respect to the above-referenced Form 10-K for the year ended March 31, 2011 (the “2011 Form 10-K”).

For the convenience of the Staff, the Staff’s comment is included and is followed by the response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the year ended March 31, 2011

Management’s Report on Internal Control Over Financial Reporting, page 26

1.	When determining the effectiveness of your internal control over financial reporting (ICFR) as of March 31, 2012, please tell us how you considered the restatements of your financial statements that occurred during that fiscal year. Specifically, we note that you restated your financial statements for the fiscal year ended March 31, 2010 within the Form 10-K filed on August 23, 2011. We further note that you announced the restatement of your interim periods ended June 30, 2011 and September 30, 2011 within the Item 4.02 Form 8-K filed on February 16, 2012. To assist us in understanding your conclusion that ICFR was effective as of March 31, 2012, please provide us with a detailed explanation of the underlying material weaknesses that resulted in your incorrect accounting and the subsequent restatement of your financial statements for each of the matters noted above. Also provide us with a detailed explanation of the steps that you took to remediate those weaknesses and the timing of each such step. Based on the information provided in your response, explain how you were able to verify that the weaknesses had been fully remediated as of March 31, 2012.

EFT’s Response

As the Company disclosed in its letter of May 3, 2012 (the “May 3rd Letter”), the material weakness in the Company’s ICFR that led to the restatement of the Company’s financial statements for the fiscal year ended March 31, 2010 within the Annual Report on Form 10-K filed on August 23, 2011 (the “2011 Form 10-K”) related to the accounting treatment of investments in Digital Development Partners, Inc. (the Company’s subsidiary SEC reporting company) and Excalibur International Marine Corporation. This material weakness occurred prior to the hiring of the current management team and the Company believes that the current financial team has adequate knowledge of U.S. generally accepted accounting principles (“U.S. GAAP”) to ensure strict compliance. The management team also has secured access to outside experts to assist it with complicated accounting issues should they arise, which will further insure that U.S. GAAP will always be followed.

The material weakness relating to the error in calculating COGS that led the Company to restate its financial statements for the interim periods ended June 30, 2011 and September 30, 2011, as noted in the Company’s Current Report on Form 8-K under Item 4.02 filed with the SEC on February 16, 2012, specifically related to the tracking and recording of inventory in transit (“GIT”) from the Company’s U.S. warehouse to its warehouses in Asia. Prior to the Company’s control deficiencies being discovered, tracking of the Company’s GIT was performed by a third-party vendor. The deficiencies occurred due to communication issues between the Company and that third-party vendor regarding the tracking of GIT, causing the Company to incorrectly record GIT for those two quarters. Beginning with the close of the third quarter of the year ended March 31, 2012, the Company took over the tracking of its GIT, which has since been properly recorded. Accordingly, the Company believes that this issue has been resolved and was corrected satisfactorily by the third quarter of the year ended March 31, 2012.

As noted in the Company’s response to Staff Comment No. 17 in the May 3rd Letter, the Company believed that it had remediated certain material weaknesses related to “(i) its accounting for transactions that occurred and were reported prior to and as of March 31, 2010, and (ii) investments in the equity of two separate companies.” As outlined in the May 3rd Letter and above, the Company believes that these material weaknesses in ICFR have been remediated as of March 31, 2012.

Even though the Company believes that both of the above-mentioned previous material weaknesses have been remediated, the Company notes that its overall ICFR at March 31, 2012 was not deemed to be effective due to (a) certain information technology (“IT”) control issues and (b) an entity control issue relating to material investments that were made without the prior approval of the board of directors of the Company (both of which were previously disclosed in the 2011 Form 10-K and were not remediated as of March 31, 2012). The Company is in the process of remediating these issues by working closely with an independent contractor (as outlined in the May 3rd Letter in response to Staff Comment No. 25) and IT consultants and putting in place certain controls by the Company’s board of directors over material investments.

EFT Holdings, Inc. – Response Letter – July 24, 2012

Please contact me at (626) 581-3335 should you have any questions about this letter.

Thank you for your attention to our filing.

Sincerely,

EFT Holdings, Inc.

By: /s/ William E. Sluss

William E. Sluss

Chief Financial and Accounting Officer

EFT Holdings, Inc. – Response Letter – July 24, 2012